Exhibit 12

Pacific Continental Corporation

Exhibit 12 - Ratio of Earnings to Fixed Charges

in (000)’s

March 24, 2010

	Year Ended December 31,
	2009	2008	2007	2006	2005
A. Fixed Charges
(a) interest expensed and capitalized	12,836	16,674	25,740	21,915	9,353
(b) amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
(c) an estimate of the interest within rental expense	343	314	218	237	184
(d) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

	13,179	16,988	25,958	22,152	9,537

Deposit interest expense	9,553	10,142	18,572	15,881	7,361

B. Preference security dividend	—	—	—	—	—

C. Earnings
(a) pre-tax income from continuing operations before adjustment for income or loss from equity investees	(8,718)	20,378	20,765	20,067	15,089
(b) fixed charges	13,179	16,988	25,958	22,152	9,537
(c) amortization of capitalized interest	—	—	—	—	—
(d) distributed income of equity investees	—	—	—	—	—
(e) pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	4,461	37,366	46,723	42,219	24,626

less:
(a) interest capitalized	—	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(291)	(16)	—	—	—

	4,752	37,382	46,723	42,219	24,626

Ratio of earnings to fixed charges:
Excluding interest on customer deposits	0.36	2.20	1.80	1.91	2.58
Including interest on customer deposits	1.31	5.46	6.33	6.73	11.32

Ratio of combined fixed charges and preference dividends to earnings:	N/A	N/A	N/A	N/A	N/A